                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13G


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*


                           Ontrack Data International, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                             Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     683372 10 6
--------------------------------------------------------------------------------
                                    (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))




                                  Page 1 of 5 Pages
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-----------------------------                      -------------------------
 CUSIP NO.   683372 10 6               13G           PAGE  2  OF  5  PAGES
          -------------------                            ----   -----

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON:  Gary S. Stevens

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)  /X/
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Minnesota, U.S.A.
--------------------------------------------------------------------------------
                               5  SOLE VOTING POWER
           NUMBER OF
                                                   1,811,300
            SHARES
                              --------------------------------------------------
         BENEFICIALLY          6  SHARED VOTING POWER

           OWNED BY                                -0-

             EACH             --------------------------------------------------
                               7  SOLE DISPOSITIVE POWER
           REPORTING
                                                   1,811,300
            PERSON
                              --------------------------------------------------
             WITH              8  SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,811,300

--------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     / /

--------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    18.3%

--------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

                    IN

--------------------------------------------------------------------------------
                                  *SEE INSTRUCTIONS


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ITEM 1.

     (a)  NAME OF ISSUER

          ONTRACK Data International, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          6321 Bury Drive, Eden Prairie, MN  55346

ITEM 2.

     (a)  NAME OF PERSON FILING.

          This statement is being filed by Gary S. Stevens, an individual.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

          The principal address of Mr. Stevens is 6244 Ridge Road, Chanhassen, MN 55317.

     (c)  CITIZENSHIP.

          Mr. Stevens is an American citizen.

     (d)  TITLE OF CLASS OF SECURITIES.

          Common Stock, $.01 par value.

     (e)  CUSIP NUMBER.

          683372 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  / /  Broker or Dealer registered under Section 15 of the Act

     (b)  / /  Bank as defined in Section 3(a)(6) of the Act

     (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act

     (d) / / Investment Company registered under Section 8 of the Investment Company Act

     (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g)  / /  Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G) (Note:  See Item 7)


                                  Page 3 of 5 Pages
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     (h)  / /  Group, in accordance with Section 240.13d-1(b)(ii)(H)

          Not Applicable.

ITEM 4.   OWNERSHIP

          As of December 31, 1997, the ownership of Mr. Stevens was as follows:


     (a) Amount Beneficially Owned - 1,811,300 (includes 29,946 shares owned by the Stevens Family Limited Partnership of which the Reporting Person is the General Partner)

     (b)  Percent of Class - 18.3%

     (c) Of the shares owned by Mr. Stevens, Mr. Stevens has the power to vote or dispose of the shares as follows:

          (i)   Sole power to vote or direct the vote - 1,811,300
          (ii)  Shared power to vote or direct the vote - 0
          (iii) Sole power to dispose or direct the disposition of - 1,811,300
          (iv)  Shared power to dispose or direct the disposition of - 0


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.


                                  Page 4 of 5 Pages
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ITEM 10.  CERTIFICATION

          Not Applicable.



                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 9, 1998                        /s/ Gary S. Stevens
                                        ------------------------------
                                        Gary S. Stevens






                                  Page 5 of 5 Pages